# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hawthorn Bancshares, Inc (HWBK), CIK 0000893847
CUSIP: 420476103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 132 East High Street, Box 688, Jefferson City, Missouri (MO), 65102
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-24-000122
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 334,849; shared dispositive power 334,849; aggregate amount beneficially owned 334,849 (4.79% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 334,849 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 334,849; shared dispositive power 334,849; aggregate amount beneficially owned 334,849 (4.79% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 334,849 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; shared voting power 334,849; shared dispositive power 334,849; aggregate amount beneficially owned 334,849 (4.79% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 334,849 shares of common stock of the Issuer held by Financial Opportunity Fund LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Hawthorn Bancshares, Inc (HWBK)
Address of issuer's principal executive offices: 132 East High Street, Box 688, Jefferson City, MO 65102

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 334,849 shares
Financial Opportunity Fund LLC - 334,849 shares
Martin Friedman - 334,849 shares
Percent of class:
FJ Capital Management LLC - 4.79%
Financial Opportunity Fund LLC - 4.79%
Martin Friedman - 4.79%%
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 334,849 shares
Financial Opportunity Fund LLC - 334,849 shares
Martin Friedman - 334,849 shares
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 334,849 shares
Financial Opportunity Fund LLC - 334,849 shares
Martin Friedman - 334,849 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (01/31/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (01/31/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (01/31/2025)
- Martin Friedman: Martin Friedman, Managing Member (01/31/2025)